UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018.

Commission File Number 001-38172

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

(Translation of registrant’s name into English)

Dongsanhuan Middle Road

#1 Building Unit 1 Room 1501 Unit 13-14,

Chaoyang District, Beijing, People’s Republic of China 100020

Tel: +86 010 59817999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

China Internet Nationwide Financial Services Inc. Signs System Development and Consulting Agreement for the Convey Project

BEIJING, Jan. 31, 2018 /PRNewswire/ — China Internet Nationwide Financial Services Inc. (NASDAQ: CIFS) (“CIFS” or the “Company”), a leading financial advisory services company, today announced that Beijing Anytrust Science & Technology Co., Ltd. (“Anytrust”), a wholly-owned subsidiary of the Company, has signed a cooperation agreement (the “Agreement”) with Zhonghuhang (Beijing) Information Technology Co., Ltd. (“ZHH”) to develop an Overseas Student Registration System and provide comprehensive consulting services for the Convey Project. The Convey Project is a national-level public welfare project jointly launched by the China Children and Teenagers’ Fund (the “CCTF”) and ZHH with the goal of providing assistance in education, safety, housing, medical, insurance, financing, legal, and employment, etc. for the millions of Chinese students who are currently studying or have previously studied abroad.

Pursuant to the Agreement, Anytrust will be the exclusive developer responsible for the design, development, testing, implementation and maintenance/support of an overseas student registration platform for the Convey Project. The two parties also agreed to jointly develop new products and services in the areas of big data, artificial intelligence and blockchain relating to the Convey Project.

Jianxin Lin, Chairman and Chief Executive Officer of CIFS, commented, “We are very proud to be part of the Convey Project, an important public welfare project that is set to benefit the millions of Chinese students who are currently studying or have previously studied abroad. The Agreement also marked the first major business development contract for our newly acquired subsidiary, Anytrust, following its public beta release of AnyInfo, a vertical search engine and big data platform for enterprises, last week.”

About the Convey Project

The Convey Project is a national-level public welfare project jointly launched, organized and carried out by the China Children and Teenagers’ Fund (the “CCTF”) and Zhonghuhang (Beijing) Information Technology Co., Ltd. (“ZHH”). The goal of the project is to provide assistance in in education, safety, housing, medical, insurance, financing, legal, and employment, etc. for the millions of Chinese students who are currently studying abroad or have previously studied abroad. Strategic partners of the Convey Project include Beidou (Chongqing) Science & Technology Group, Air China, and CITIC Prudential Life Insurance, etc. Since 1981, CCTF has been striving for the education and welfare of Chinese children and teenagers under the governance of the All China Women’s Federation.

About China Internet Nationwide Financial Services Inc.

Incorporated in 2014 and headquartered in Beijing, China Internet Nationwide Financial Services Inc. provides financial advisory services, including commercial payment advisory, intermediary bank loan advisory, and international corporate financing advisory, to meet the financing and capital needs of its clients, comprised largely of small-to-medium sized enterprises. Beijing Anytrust Science & Technology Co., Ltd. (“Anytrust”) is a wholly owned subsidiary of CIFS focusing on providing data infrastructure design, big data access and analytics, and document automation for enterprises and government agencies in China. For more information about the CIFS and Anytrust, please visit www.cifsp.com or www.anytrust.cn.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

China Internet Nationwide Financial Services Inc.
Email: ir@cifsp.com
Phone: +86 10 8587 8166

Tony Tian, CFA

Weitian Group LLC

Email: tony.tian@weitian-ir.com

Phone: +1 732 910 9692

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2018	CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

	By:	/s/ Jianxin Lin
	Name:	Jianxin Lin
	Title:	Chief Executive Officer